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                              July 16, 2023

       Charles Youakim
       Chief Executive Officer
       Sezzle Inc.
       251 N 1st Ave., Suite 200
       Minneapolis, MN 55401

                                                        Re: Sezzle Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 16, 2023
                                                            File No. 333-270755

       Dear Charles Youakim:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 18, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed June 16,
2023

       Cover Page

   1. We note your response to comment 1. Please revise the cover page of your prospectus to disclose and clearly
explain how the offering price of your common stock will be
                                                        determined in
accordance with Item 501(b)(3) of Regulation S-K, including, specifically,
                                                        Instruction 2. If your
intent is to offer the securities at a price associated with the ASX, please tell us why you
are permitted to do so. Additionally, to the extent appropriate, revise other sections
of the prospectus, such as Risk Factors and Plan of Distribution, to include this and other
relevant disclosure. Last, please revise the cover page to state that the sales of shares in
recent private transactions or on the ASX may have little or no relation to the
public offering price of the shares.
 Charles Youakim
Sezzle Inc.
July 16, 2023
Page 2
2. We note that this offering "is not conditioned upon [y]our successful listing on the Nasdaq
      Capital Market." Please tell us how you will revise the registration statement if you are not listed on the Nasdaq Capital Market, including whether the method by which you will determine the offering price will change.
      Please contact Kate Beukenkamp at 202-551-3861 or Lilyanna Peyser at 202-551-
3222 with any questions.



                                                           Sincerely,
FirstName LastNameCharles Youakim
                                                           Division of
Corporation Finance
Comapany NameSezzle Inc.
                                                           Office of Trade &
Services
July 16, 2023 Page 2
cc:       Brad Pedersen
FirstName LastName